Exhibit 32

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Orchids Paper Products Company (the "Company") on Form 10-K for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Snyder, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert A. Snyder
Robert A. Snyder
Chief Executive Officer and President
March 12, 2010

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Orchids Paper Products Company (the "Company") on Form 10-K for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Keith R. Schroeder, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Keith R. Schroeder
Keith R. Schroeder
Chief Financial Officer
March 12, 2010